SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date	July 21, 2010	By	/S/ LONGGEN ZHANG
		Name:	Longgen Zhang
		Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces 24 MW Solar Module Supply Agreement with Enfinity

SHANGHAI, China, July 21, 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing solar product manufacturer with low-cost operations based in China, today announced that it has entered into an agreement to supply 24 megawatts (“MW”) of solar photovoltaic (“PV”) modules in 2010 to Enfinity Asia Pacific Limited, 100% owned by Enfinity N.V. (“Enfinity”), a global renewable energy developer. JinkoSolar branded module shipments have already begun and will continue through the end of 2010.

“Our solar module supply agreement with Enfinity is a testament to the quality of our solar modules, devoted service and commitment to customers,” said Xiande Li, Chairman of the Board of Directors at JinkoSolar. “Enfinity is one of the world’s largest and most experienced solar PV developers with projects in over 20 countries across the globe. We believe Enfinity’s exceptional track record with first-rate partners, world-class developments in PV systems and strong presence in Belgium as well as many other countries in Europe will help us to further expand our business and deliver high-quality solar products in key regions.”

Gino Van Neer, Enfinity’s Asia-Pacific Chief Executive Officer commented, “We are very pleased to have entered into this supply agreement with JinkoSolar as the Company’s high-quality modules will be utilized in several of our solar projects in Czech Republic and Belgium. Throughout our history we have focused on delivering commercially viable solar PV systems that offer a solid return on investment to our customers. JinkoSolar’s modules offer a cost-effective solution and we look forward to developing a long-term relationship that will enable both companies to capitalize on new opportunities.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are silicon wafers, solar cells and solar modules. As of December 31, 2009, JinkoSolar had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

About Enfinity

Enfinity specializes in financing and developing renewable energy projects worldwide, with operations in the U.S., Canada, Europe and Asia. To finance these projects, Enfinity works with individual project companies funded by equity investors and banks. Enfinity is currently developing, building and financing solar PV projects with a total capacity of more than 145 MW and is planning to initiate several hundred megawatts through 2010. Enfinity’s 2009 revenues topped more than $300M, and it recently consolidated its international position as a global player with a $64 million investment from Waterland. For more information, visit http://www.enfinitycorp.com

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of July 21, 2010. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Flora Tian

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jessica.cohen@ogilvypr.com